UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-41889

CADELER A/S
(Translation of registrant's name into English)

Kalvebod Brygge 43
DK-1560 Copenhagen V, Denmark
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Press Release

Cadeler announces planned investments in exceptional growth opportunities, balanced with dividend potential from strong cash flows

Copenhagen, 26 March 2026 – Cadeler today announced the completion of a private placement raising approximately EUR 175 million, at a price above the Company’s 5-day VWAP, to fund initial capital commitments for two proposed T-class Wind Foundation Installation Vessel newbuilds and the potential acquisition and conversion of a scour protection vessel. Importantly, Cadeler’s fleet expansion is structured to preserve a clear path to capital returns.

Strong operating cash flows, a robust balance sheet, and limited near-term capital commitments support the Company’s continued ability to allocate capital to shareholders.

While Cadeler doubled the size of its fleet on the water (and corresponding capacity to generate operational cash flows) in 2025, industry newbuild activity has remained highly disciplined. No wind foundation installation vessels have been ordered globally since Cadeler’s last order in Q2 2024. A tightening projected vessel undersupply from 2029 onwards underpins favourable long-term utilisation and pricing.

Cadeler is in advanced discussions for two competitively priced T-class newbuilds, to be delivered in 2030 and 2031. Payment profiles for both newbuilds are anticipated to be back-loaded, with a majority of the capital commitments falling due after 2029 and the total capex expected to be 65% debt financed. With limited near-term cash outflows, the addition of the T-class vessels to Cadeler’s fleet is not expected to impact near-term dividend capacity or capital return ambitions.

In parallel, Cadeler is evaluating the acquisition and conversion of a scour protection vessel. This initiative would strengthen Cadeler’s foundation transportation & installation (T&I) offering, reducing Cadeler’s reliance on sub-contractors, improving competitiveness in pricing, and maximising retained profits, while offering a capital-efficient and accelerated route to market. Financing options under consideration further support a disciplined capital structure.

With strong underlying demand and renewed momentum in the offshore wind industry globally, Cadeler anticipates good employment prospects across its expanded fleet. Cadeler remains committed to balancing selective growth with an attractive and sustainable return of capital to shareholders. No additional equity is expected to be required to fund current plans.

No final investment decisions have been made, and all terms remain indicative.

For further information, please contact:

Cadeler Press Office
press@cadeler.com

Mikkel Gleerup
CEO, Cadeler
+45 3246 3102
mikkel.gleerup@cadeler.com

Alexander Simmonds
EVP & CLO, Cadeler
+44 7376 174172
alexander.simmonds@cadeler.com

About Cadeler:
Cadeler is a global leader in offshore wind installation, operations, and maintenance services. Cadeler is a pure play company, operating solely in the offshore wind industry with an uncompromising focus on safety and the environment. Cadeler owns and operates the industry’s largest fleet of jack-up offshore wind installation vessels and has for more than 10 years been a key supplier in the development of offshore wind energy to power millions of households. Cadeler’s fleet, expertise and capacity to handle the largest and most complex next-generation offshore wind installation projects positions the company to deliver exceptional services to the industry. Cadeler is committed to being at the forefront of sustainable wind farm installation and to enable the global energy transition towards a future built on renewable energy. Cadeler is listed on the New York Stock Exchange (ticker: CDLR) and the Oslo Stock Exchange (ticker: CADLR). For more information, please visit www.cadeler.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 26, 2026                 CADELER A/S
(Registrant)

By: /s/ Mikkel Gleerup
Name:     Mikkel Gleerup
Title:     Chief Executive Officer

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